EXHIBIT 11

             COMPUTATION OF NET INCOME (LOSS) PER COMMON SHARE
                   INCSTAR CORPORATION AND SUBSIDIARIES

                                Quarter Ended            Six Months Ended
                            June 30,     July 1,      June 30,      July 1,
                              1995         1994         1995         1994
PRIMARY EARNINGS PER
COMMON SHARE:
Average shares            16,363,059   16,322,081   16,362,772   16,322,081
  outstanding
Dilutive stock options and
  warrants - based on the
  treasury stock method       84,388         ---        50,916       48,585

                          16,447,448   16,322,081   16,413,688   16,370,666

Net income (loss)       $    827,000 $ (2,443,000) $ 1,626,000 $ (2,339,000)

Net income (loss) per   $       0.05 $      (0.15) $      0.10 $      (0.14)
  share